Moveix Inc.

Strada Veronica Micle 15 bl.17 sc A et 1 apt 6

Suceava, Romania 720217 November 30, 2016

United States

Securities and Exchange Commission

Washington, DC 20549

Moveix Inc.

Registration Statement on Form S-1

Filed October 12, 2016

File No. 333-214075

Dear: Justin Dobbie

In response to your letter dated November 3, 2016 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please disclose that you are a “shell company”, as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a “shell company”.

Response: Based on our evaluation, the Company is an emerging growth Company and a smaller reporting company. The Company’s assets and revenues, and business plans exceed what would be deemed nominal. According to the Company’s past and current level of operations, and planned operations over the next 12 months, it is our opinion that the company is not a shell Company.

Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding hoverboards manufacturers and conclusion of agreements with them.

Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in selling of electric transportation products. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

In furtherance of the registrant’s planned business, we have found one hoverboard manufacturer and have signed an agreement with High Technology Global Trading Ltd on June 18, 2016.

We have registered a web-domain www.moveixinc.com to promote our services online.

We have already started operations and continue to develop our business and we have prepaid hoverboards for resale.

Prospectus Cover Page

Comment: 2

Please indicate on the cover page that there is no escrow account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: We have indicated on the cover page that we have no escrow account.

Summary of Prospectus, page 3

Comment: 3

Please indicate in the summary your current cash on hand and your monthly burn rate. Please update with subsequent amendments, if necessary.

Response: We have indicated in the summary our current cash on hand and our monthly burn rate.

Comment: 4

Please indicate in the Summary, as you have under “Description of Business,” at page 16, that your main selling product will initially be the hoverboard or advise.

Response: We have indicated in the Summary that our main selling product will initially be the hoverboard.

The Offering, page 4

Comment: 5

We note the disclosure that the offering costs will be paid by your sole director, Mr. Alexandru Curiliuc, and that this is not structured as a loan. Please clarify if it is anticipated that the company will pay back the offering costs.

Response: Mr. Curiliuc has agreed to loan us funds to implement our business plan. Mr. Curiliuc will be repaid from revenues of operations if and when we generate revenues to pay the obligation.

Risk Factors, page 4

Comment: 6

Please revise to include risk factors specific to the types of electronic transportation vehicles you intend to resell and any risks related to selling your products around the world via your website platform.

Response: We have revised to include risk factors specific to the types of electronic transportation vehicles we intend to resell and any risks related to selling your products around the world via your website platform.

Shares Offered by the Company, page 14

Comment: 7

Please include the header, “Plan of Distribution” before this disclosure. We note you have included it in the table of contents.

Response: We have included the header, “Plan of Distribution” before this disclosure.

Description of Business, page 16

Comment: 8

We note your disclosure that you intend to “resell” electronic transportation from Chinese manufacturers. Please clarify what you mean by “reselling” the products. Please clarify if you are purchasing the products wholesale from manufacturers and then selling the products at retail to consumers or advise. Similarly clarify in the “Prospectus Summary,” at 3, or advise.

Response: We have clarified what we mean by “reselling” as follows: We will buy the products wholesale from Chinese manufacturers and sell these products via our website.Also we have clarified in the “Prospectus Summary” at page 3.

Business Plan, page 16

Comment: 9

We note your disclosure that you intend to create and design your own brand of hoverboards in your second year of operation. Please briefly expand to discuss the timeline and material steps involved to be able to create and design your own brand of hoverboards. Please also discuss any needed financing. If any needed financing is not currently available, please make that clear.

Response: We have revised our disclosure as follows:

First year of operation we will see what is the best selling design of hoverboards. Also we will see what color, sizes are in demand. With this knowledge we will order the product under our brand name. We do not believe that such activities require additional planning of timeline or any additional material steps. We do not need any financing for that activity.

Financial Statements, page 24

Comment: 10

Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment to Form S-1.

Response: We have provided updated financial statements pursuant to Rule 8-08 of Regulation S-X in our amendment to Form S-1.

Please direct any further comments or questions you may have to the company’s attorney:

Copies to:

John E. Lux, Esq.

Attorney at Law

1629 K Street, Suite 300

Washington, DC 20006

(202) 780-1000

Thank you.

Sincerely,

Alexandru Curiliuc